Mail Stop 3561

May 15, 2009

Bruce A. Williamson
Chairman, President and Chief Executive Officer
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, TX 77002

   Re: **Dynegy Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed April 6, 2009
     File No. 001-33443

Dear Mr. Williamson:

  We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits, Financial Statements Schedules, page 86

1. We note that you filed several credit related and other agreements as material contracts under Item 601(b)(10) of Regulation S-K. We further note that for some

of these agreements, for example exhibits 10.14 and 10.15, you did not provide the schedules and exhibits to these agreements. These are only examples, please review all the agreements you have filed as exhibits and with your next current or periodic report, please file complete copies of these agreements, including all exhibits, attachments and schedules to these agreements or advise why you are not required to file these documents.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 22

2. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., T. Rowe Price Associates, Inc., Capital World Investors and FMR LLC.

Compensation Discussion and Analysis, page 25

Market Competitiveness, page 28

3. It appears that you used Towers Perrin's 2008 Executive Compensation Database and Long-Term Incentive Plan Report to benchmark your salaries. Please revise to identify the component companies of these benchmarks, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Review and Approval of Transactions with Related Persons, page 59

4. You disclose that the Audit and Compliance Committee or, at the Board's discretion, a majority of directors disinterested from the transaction, will review and approve transactions with related persons. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate who a related person is and how you will determine whether a transaction "involves" a related person. Also indicate whether any of the related person transactions you describe above this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director